Exhibit No. 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Worthington Armstrong Venture:
We consent to the incorporation by reference in Registration Statement No. 333-138034 on Form S-8 of Armstrong World Industries, Inc. of our report dated February 20, 2009, with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, partners’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, which report is included in the December 31, 2008 annual report on Form 10-K of Armstrong World Industries, Inc.
/s/ KPMG LLP
Harrisburg, Pennsylvania
February 20, 2009